June 12, 1997

VIA EDGAR

Securities and Exchange
  Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Shelley E. Parratt

            Re:         GCR HOLDINGS LIMITED
                        Registration Statement on Form S-8
                        (Commission File No. 333-23173)

Dear Ms. Parratt:

            Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, we hereby respectfully withdraw the above-referenced Registration Statement. Over 90% of the registrant has been acquired by a third party.

                              Very truly yours,


                              /s/ Frederick W. Deichmann
                              -------------------------------------------

                              Frederick W. Deichmann
                              Chief Financial Officer and
                              Secretary of GCR Holdings Limited